Exhibit 4.6

SUMMARY OF DIRECTOR COMPENSATION

The following is a summary of the currently effective compensation of the non-employee directors of Commtouch Software Ltd. (the “Company”) for services as directors, which is subject to modification at any time by the board of directors.

Non-employee directors do not receive annual cash compensation. Directors are granted stock options, with new directors receiving an initial grant of 150,000 options and continuing directors receiving an “evergreen” option grant of 50,000 options.

Other than the foregoing option grants and reimbursement of expenses, the Company does not compensate its directors for serving on its board of directors.